SCHEDULE 13G/A
CUSIP NO. 09531B302	PAGE 1 OF 5 PAGES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)*

Blue Calypso, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

09531B203

(CUSIP Number)

July 6, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13G/A
CUSIP NO. 09531B302	PAGE 2 OF 5 PAGES

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Scarsdale Equities LLC
20-2036440

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(A)	☐
	(B)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	5.	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		583,000
REPORTING
PERSON	7.	SOLE DISPOSITIVE POWER
WITH:
0

	8.	SHARED DISPOSITIVE POWER

583,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

583,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.62% (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD

SCHEDULE 13G/A
CUSIP NO. 09531B302	PAGE 3 OF 5 PAGES

Item 1(a).	Name of Issuer:

Blue Calypso, Inc., a Delaware corporation (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

19111 North Dallas Parkway, Suite 200Dallas, Texas 75287

Item 2(a).	Name of Person Filing:

Scarsdale Equities LLC

Item 2(b).	Address of Principal Business Office:
10 Rockefeller Plaza, Suite 720
New York, NY 10020

Item 2(c).	Place of Organization or Citizenship:

New York

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share, of the Issuer (the "Common Stock")

Item 2(e).	CUSIP Number: 09531B302

Item 3.	This Statement is filed pursuant to Rule 13d-1(b). The Person Filing is:

(a)	☒	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

SCHEDULE 13G/A
CUSIP NO. 09531B302	PAGE 4 OF 5 PAGES

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 583,000 shares(1)

(b)	Percent of Class: 11.62%(1)

(Based on approximately 5,013,333 shares of Common Stock outstanding after the company’s effectuation of a reverse stock split (the “Stock Split”) as described and reported by the Issuer in the Issuer's Current Report on Form 8-K filed on July 2, 2015).

(c)	Number of Shares as to which the Person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote:

583,000(1)

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

583,000(1)

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

SCHEDULE 13G/A
CUSIP NO. 09531B302	PAGE 5 OF 5 PAGES

(1)	Includes 583,000 shares of Common Stock held by managed accounts, 4,000,000 of which are “restricted securities” as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), (the “Restricted Shares”) which have been adjusted to 80,000 for the purposes of this filing to reflect the Stock Split. However, the Restricted Shares will not be adjusted to reflect the Stock Split until a time when the Restricted Shares are no longer “restricted” as defined in the Securities Act. The Reporting Person has discretionary trading authority over these securities. The Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest thereof.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2015	SCARSDALE EQUITIES LLC

	By:	/s/ Heather Fitzgerald
Name: Heather Fitzgerald
Title: Chief Financial Officer